UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                              SIERRACITIES.COM INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per Share
                         (Title of Class of Securities)

                                   335-944-104
                                 (CUSIP NUMBER)

                                   Roger Barton
                      Ontario Teachers' Pension Plan Board
                          5650 Yonge Street, 5th Floor
                        Toronto, Ontario, Canada, M2M 4H5
                                 (416) 730-5321
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 7, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person have previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.   335-944-104

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Ontario Teachers' Pension Plan Board

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [_]
         (b)      [_]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         00

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         0

8.       SHARED VOTING POWER

         0

9.       SOLE DISPOSITIVE POWER

         0

10.      SHARED DISPOSITIVE POWER

          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [__]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         EP


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("OTP") hereby amends its Schedule 13D Statement dated December 6, 1999, as amended by Amendment No.1 dated January 27, 2000 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Common Stock"), of Sierracities.com Inc.(the "Issuer"). Unless otherwise indicated, all defined terms

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

used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

     Item 2.  IDENTITY AND BACKGROUND.

     Schedule A of the 13D is hereby deleted and replaced in its entirety by Schedule A attached hereto.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) of Item 5 are hereby amended and restated in their entirety as follows:

     (a)-(b) At the close of business on November 7, 2000, neither OTP nor, to the best knowledge of OTP, any of the persons listed in Schedule A hereto beneficially owns any shares of the Common Stock pursuant to Rule 13d-3. Pursuant to information provided by the Issuer's 10-Q for the period ended September 30, 2000, 19,048,640 shares of Common Stock were outstanding as of the close of business November 1, 2000.

     (c) Neither OTP nor, to the best knowledge of OTP, any of the persons listed in Schedule A hereto effected any transactions in the shares of the Common Stock in the past sixty days other than the following transactions which were effected by OTP on Nasdaq:


Date of Transaction          Number of            Purchase (P)     Price per
                              Shares              or Sale (S)        Share*

11/07/00                       20,300                  S             $5.83
11/07/00                      975,479                  S             $5.80


     *Price per Share is net of commissions.

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2000

                                        ONTARIO TEACHERS' PENSION PLAN BOARD



                                        /s/ Roger Barton
                                        -------------------
                                        Name: Roger Barton
                                        Title: Vice President, General Counsel
                                               And Secretary

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

            Schedule A is hereby restated in its entirety as follows:



                                   SCHEDULE A


          Executive Officers, Controlling Persons and Directors of OTP


                               Residence or                     Principal Occupation
Name                          Business Address                       Employment
----                          ----------------                       ----------

Claude Lamoureux            5650 Yonge Street              President and Chief Executive Office
                            5th Floor                      of Teachers
                            Toronto, Ontario
                            M2M 4H5

Robin Korthals              121 King Street West           Chair
(Chairperson)               Suite 2525
                            Toronto, Ontario
                            M5H 3T9

Jalynn Bennett              247 Davenport Road             President of Jalynn H. Bennett
(Director)                  Suite 303                      Associates, a strategic planning
                            Toronto, Ontario               consulting firm whose principal
                            M5R 1J9                        business address and office are the
                                                           same as for Ms. Bennett

David Lennox                55 Lombard Street              Retired Secretary for Ontario
(Director)                  Suite 413                      Teachers' Federation, a
                            Toronto, Ontario               teachers' union
                            M5C 2R7

Ann Finlayson               440 Markham Street             Self-employed journalist, speaker,
(Director)                  Toronto, Ontario               freelance editor and consultant
                            M6G 2L2

Lucy Greene                 1736 Caughey Lane              Retired Human Resources Executive for
(Director)                  Penetang, Ontario              Sun Life Assurance Company of Canada
                            L9M 1X4

Geof Clarkson               P.O.  Box 251                  Retired Partner with Ernst & Young
(Director)                  Toronto-Dominion Centre
                            Toronto, Ontario
                            M5K 1J7

Gary Porter                 820-439 University Ave.        Self-employed Chartered Accountant
(Director)                  Toronto, Ontario
                            M5G 1Y8

Ralph Lean, Q.C.            Cassels Brock & Blackwell      Corporate & Commerical Lawyer
(Director)                  40 King Street West
                            Suite 2100
                            Toronto, Ontario
                            M5H 3C2

John S. Lane, C.F.A.        77 Dawlish Avenue              Retired Senior Vice President,
(Director)                  Toronto, Ontario               Investments Sun Life Assurance
                            M4N 1H2                        Company of Canada

Robert Bertram              5650 Yonge Street              Executive Vice President, Investments of
                            5th Floor                      Teachers
                            Toronto, Ontario
                            M2M-4H5

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


Allan Reesor                5650 Yonge Street              Executive Vice President, Member Services
                            5th Floor                      and Chief Information Officer of
                            Toronto, Ontario               Teachers
                            M2M-4H5

John Brennan                5650 Yonge Street              Vice President, Human Resources and
                            5th Floor                      Public Affairs of Teachers
                            Toronto, Ontario
                            M2M-4H5

Andrew Jones                5650 Yonge Street              Vice President, Finance of Teachers
                            5th Floor
                            Toronto, Ontario
                            M2M-4H5

Peter Maher                 5650 Yonge Street              Vice President, Internal Audit of
                            5th Floor                      Teachers
                            Toronto, Ontario
                            M2M-4H5

Roger Barton                5650 Yonge Street              Vice President, General Counsel and
                            5th Floor                      Secretary of Teachers
                            Toronto, Ontario
                            M2M-4H5

Rosemarie McClean           5650 Yonge Street              Vice President, Client Services of
                            5th Floor                      Teachers
                            Toronto, Ontario
                            M2M-4H5

Morgan McCague              5650 Yonge Street              Senior Vice President, Quantitative
                            5th Floor                      Investments of Teachers
                            Toronto, Ontario
                            M2M-4H5

Neil Petroff                5650 Yonge Street              Senior Vice President, International Equity Indexes,
                            5th Floor                      Fixed Income and Foreign Exchange of
                            Toronto, Ontario               Teachers
                            M2M-4H5

Brian Gibson                5650 Yonge Street              Senior Vice President, Active Equities of Teachers
                            5th Floor
                            Toronto, Ontario
                            M2M-4H5

Dean Metcalf                5650 Yonge Street              Vice President, Merchant Banking of
                            5th Floor                      Teachers
                            Toronto, Ontario
                            M2M-4H5

Russ Bruch                  5650 Yonge Street              Vice President, New Business Development of
                            5th Floor                      Teachers
                            Toronto, Ontario
                            M2M-4H5

Leo de Bever                5650 Yonge Street              Senior Vice President, Research & Economics
                            5th Floor                      of Teachers
                            Toronto, Ontario
                            M2M-4H5

Phil Nichols                5650 Yonge Street              Vice President, MIS Member Services of Teachers
                            5th Floor
                            Toronto, Ontario
                            M2M-4H5

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


Barbara Trott               5650 Yonge Street              Vice President, International Equity Indexes of
                            5th Floor                      Teachers
                            Toronto, Ontario
                            M2M-4H5

Marcus Dancer               5650 Yonge Street              Vice President, Canadian Core Portfolios of
                            5th Floor                      Teachers
                            Toronto, Ontario
                            M2M-4H5

Sean Rogister               5650 Yonge Street              Vice President, Fixed Income of Teachers
                            5th Floor
                            Toronto, Ontario
                            M2M-4H5

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